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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

First Busey Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
319383105
(CUSIP Number)
Douglas C. Mills
201 West Main Street
Urbana, Illinois 61801
(217) 365-4513
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No.	319383105

1	NAMES OF REPORTING PERSONS: Douglas C. Mills

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		4,126,857.88

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		648,348

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,126,857.88

WITH	10	SHARED DISPOSITIVE POWER:

		648,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,775,205.88

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	22.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.	Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the common stock of First Busey Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 201 West Main Street, Urbana, Illinois 61801.

Item 2.	Identity and Background
     This Schedule 13D is being filed on behalf of Douglas C. Mills (the “Reporting Person”). The address of Mr. Douglas C. Mills is 201 West Main Street, Urbana, Illinois 61801. Mr. Mills, a citizen of the United States, is Chairman, Chief Executive Officer and President of First Busey Corporation.
     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor is the Reporting Person a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     The Reporting Person acquired beneficial ownership of 994,813 shares, as trustee of the Linda M. Mills Trust dtd 12-18-1989.

Item 4.	Purpose of Transaction
     This report includes 994,813 shares of common stock previously reported by Linda M. Mills, former spouse of the Reporting Person. Prior to her death on September 14, 2006, the Reporting Person disclaimed beneficial ownership of shares reported by Linda M. Mills and each of the Reporting Person and Linda M. Mills separately filed reports required to be filed pursuant to Section 13 and Section 16 of the Exchange Act of 1934, as amended (including reports on Schedule 13G), reflecting their respective ownership of the shares of common stock of the Issuer. As executor and trustee of the Linda M. Mills Trust dtd 12-18-1989, the Reporting Person acquired beneficial ownership of 994,813 shares of common stock of the Issuer and, as described in Item 5(a) below, beneficially owned 22.25% of the Issuer at the time of this report. As a result, the Reporting Person is required to report his beneficial ownership of the common stock of the Issuer on this Schedule 13D .

Item 5.	Interest in Securities of the Issuer
     (a)      The Reporting Person owns 4,775,205.88 shares of common stock of the Issuer, which as of February 14, 2007 (assuming the issuance of these shares) accounted for 22.25% of the Issuer’s issued and outstanding common stock.
     (b)      The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 4,126,857.88 shares of common stock of the Issuer that he owns.
          The Reporting Person shares the power to vote or direct the vote and shares the power to dispose or to direct the disposition of 648,348 of the shares of common stock of the Issuer that he owns. Of these shares, 613,785 shares are held by the Martin A. Klingel Estate for which Mr. Douglas C. Mills shares voting and dispositive powers with A. Barclay Klingel, Jr., as co-executor. Mr. Douglas C. Mills shares voting and dispositive powers of 34,563 shares with other Board Members of Busey Mills Community Foundation.
     (c)     Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.
     (d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
     (e)     The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

Signature: /s/ Douglas C. Mills

Name/Title: Douglas C. Mills

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